Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-
MONTHS ENDED JUNE 30, 2016

Monaco, July 27, 2016 – Costamare Inc. ("Costamare" or the "Company") (NYSE: CMRE) today reported unaudited financial results for the second quarter and six-months ended June 30, 2016.
•	Voyage revenues adjusted on a cash basis of $117.9 million and $237.7 million for the three and six-months ended June 30, 2016, respectively.
•	Adjusted EBITDA of $83.9 million and $169.2 million for the three and six-months ended June 30, 2016, respectively.
•	Adjusted Net income available to common stockholders of $31.9 million or $0.42 per share and $64.0 million or $0.85 per share for the three and six-months ended June 30, 2016, respectively.
See "Financial Summary" and "Non-GAAP Measures" below for additional detail.

New Business Developments

A.	New financing transactions

•	In May 2016, we entered into a $39.0 million, 5 year loan facility with a leading US financial institution. The facility will be secured with a first priority mortgage on the 2010-built 8,531TEU Navarino.

•	In June 2016, we entered into a loan agreement with a leading European financial institution for the financing of the first two 11,000 TEU vessels on order which were acquired pursuant to our joint venture with York. The facility is for an amount of up to $88 million and will be payable in five years. The proceeds are expected to finance the remaining yard instalments for each of the two vessels.

B.	Re-financing of an existing facility

•	In July 2016, we finalized the re-financing of our credit facility secured with the 2013-built 8,827 TEU MSC Athens and MSC Athos containerships as collateral, with a Chinese financial institution. The new financing, which is for a total of approximately $152 million, is under the structure of a sale and leaseback transaction.

C.	Newbuild vessel deliveries

•	On May 3, 2016 and June 13, 2016, we accepted delivery of the 14,424TEU containerships Triton and Titan, two containerships acquired pursuant to our joint venture with York that are subject to sale and leaseback transactions with Chinese financial institutions. The vessels commenced their 10year time charters with Evergreen. Costamare holds a 40% interest in the entities that own each vessel.

D.	New charter agreements

•	The Company entered into the following charter arrangements:

o	Agreed to extend the charters of the 4,890 TEU containerships Oakland Express, Halifax Express and Singapore Express, built in 2000, with Hapag-Lloyd for a period expiring at the charterer's option during the period from November 2016 through June 2017, starting from September 8, 2016, October 25, 2016 and July 14, 2016, respectively, at a daily rate of $6,300.
o	Agreed to extend the charter of the 2004-built, 4,992 TEU containership Zim Piraeus with Zim for a period of 5 to 8 months starting from August 1, 2016 at a daily rate of $5,350.
o	Agreed to extend the charter of the 1992-built, 3,351 TEU containership Marina with Evergreen for a period expiring at the charterer's option during the period from June 10, 2016 through November 30, 2016, at a daily rate of $6,000.
o	Agreed to charter the 1998-built, 3,842 TEU containership Itea with ACL for a period of 70 to 75 days starting from June 30, 2016, at a daily rate of $6,250.
o	Agreed to charter the 2000-built, 1,645 TEU containership Neapolis with Evergreen for a period of 6 to 9 months starting from July 11, 2016, at a daily rate of $6,900.
o	Agreed to charter the 1996-built, 1,504 TEU containership Prosper with Evergreen for a period of 3 to 6 months starting from May 15, 2016, at a daily rate of $6,600.

E.	Dividend announcements

•	On July 6, 2016, we declared a dividend for the second quarter ended June 30, 2016, of $0.29 per share on our common stock, payable on August 17, 2016, to stockholders of record on August 3, 2016.

•	On July 6, 2016, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were all paid on July 15, 2016 to holders of record on July 14, 2016.

F.	New dividend reinvestment plan

•	On July 6, 2016, we implemented a dividend reinvestment plan (the "plan"). The plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the plan is optional, and shareholders who decide not to participate in the plan will continue to receive cash dividends, as declared and paid in the usual manner.

The terms and conditions of the plan are set forth under the heading "Description of Plan" in the prospectus available as part of the registration statement filed by the Company with the Securities and Exchange Commission (the "SEC") on the SEC's website at http://www.sec.gov.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

"During the second quarter the Company continued to deliver solid and profitable results.

Regarding new financings, we have secured funding for our first two 11,000 TEU new buildings, minimizing our remaining capital commitments and we have entered into new debt transactions financing debt free and refinancing existing assets at competitive terms.

On the chartering side, we continue to employ our vessels at favorable rates despite adverse market conditions, having chartered in total eight ships opening during the last three months.

Regarding our new building program, we have accepted delivery, as per schedule, of the first two out of the five 14,000 TEU vessels, which have commenced their 10-year charter.

Finally, we implemented a dividend reinvestment plan available to all common stock holders. As long term committed shareholders, members of the founding family, currently controlling an interest of about 65% in the aggregate, have each decided to reinvest in full the second quarter cash dividend.

In a challenging market environment our main goal is to preserve liquidity and strengthen our balance sheet. Going forward, the Board will continue reviewing our dividend policy based on market conditions and our liquidity requirements."

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016	2015	2016

Voyage revenue	$244,069	$239,799	$123,219	$119,525
Accrued charter revenue (1)	$1,386	$(2,067)	$759	$(1,615)
Voyage revenue adjusted on a cash basis (2)	$245,455	$237,732	$123,978	$117,910

Adjusted EBITDA (3)	$173,328	$169,223	$87,293	$83,949

Adjusted Net Income available to common stockholders (3)	$63,010	$63,959	$34,381	$31,891
Weighted Average number of shares	74,876,866	75,474,844	74,951,244	75,549,644
Adjusted Earnings per share (3)	$0.84	$0.85	$0.46	$0.42

EBITDA (3)	$168,215	$164,963	$91,743	$82,969
Net Income	$70,613	$72,038	$44,329	$37,042
Net Income available to common stockholders	$63,300	$61,565	$40,026	$31,776
Weighted Average number of shares	74,876,866	75,474,844	74,951,244	75,549,644
Earnings per share	$0.85	$0.82	$0.53	$0.42

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and six-month periods ended June 30, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016	2015	2016

Net Income	$70,613	$72,038	$44,329	$37,042
Earnings allocated to Preferred Stock	(7,313)	(10,473)	(4,303)	(5,266)
Net Income available to common stockholders	63,300	61,565	40,026	31,776
Accrued charter revenue	1,386	(2,067)	759	(1,615)
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	440	-	60	-
General and administrative expenses – non-cash component	5,383	2,746	2,749	1,402
Amortization of prepaid lease rentals	2,470	2,477	1,242	1,239
Realized Loss / (Gain) on Euro/USD forward contracts (1)	1,954	(678)	924	(439)
Gain on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(11,923)	(84)	(11,379)	(472)
Adjusted Net income available to common stockholders	$63,010	$63,959	$34,381	$31,891
Adjusted Earnings per Share	$0.84	$0.85	$0.46	$0.42
Weighted average number of shares	74,876,866	75,474,844	74,951,244	75,549,644

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2015	2016	2015	2016

Net Income	$70,613	$72,038	$44,329	$37,042
Interest and finance costs	41,870	36,676	19,363	17,770
Interest income	(732)	(737)	(294)	(376)
Depreciation	50,411	50,569	25,345	25,288
Amortization of prepaid lease rentals	2,470	2,477	1,242	1,239
Amortization of dry-docking and special survey costs	3,583	3,940	1,758	2,006
EBITDA	168,215	164,963	91,743	82,969
Accrued charter revenue	1,386	(2,067)	759	(1,615)
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	440	-	60	-
General and administrative expenses – non-cash component	5,383	2,746	2,749	1,402
Realized Loss / (Gain) on Euro/USD forward contracts (1)	1,954	(678)	924	(439)
(Gain)/Loss on derivative instruments, including interest accrued and realized on non-hedging derivative instruments (1)	(4,050)	4,259	(8,942)	1,632
Adjusted EBITDA	$173,328	$169,223	$87,293	$83,949

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.